Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Oncolytics Biotech Inc. (the “Company”) for the registration of up to USD $250,000,000 of Common Shares, Preferred Stock, Warrants, Purchase Contracts and/or Units of the Company, and to the incorporation by reference therein of our report dated March 30, 2026 with respect to the consolidated financial statements of the Company included in its Annual Report (on Form 10-K) for the year ended December 31, 2025 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Professional Accounts

Calgary, Canada

March 31, 2026